GEORGINA DRUM
168 PEMBROKE ROAD,
.LSBRIDGE, DUBLIN 4.
lic for the County and City of Dublin
Ireland.
Commissioned for Life

GOODBODY SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers

Pursuant to Section 17 of the Securities Exchange Act of 1934 and

Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1ST 2020 AND ENDING DEC 31ST 2020

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOODBODY SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

BALLSBRIDGE PARK, BALLSBRIDGE

(No. and Street)

DUBLIN ,   **DUBLIN 4**   **IRELAND**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CURTIN +353 1 6419261

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

9501 W. 171ˢᵗ Street, H-103   **Tinley Park, ILLINOIS**   **60487** **USA**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE: ☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2)

OATH OR AFFIRMATION

I, **Stephen Donovan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Goodbody Securities Incorporated, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



_____
Signature

<u>Company Director</u>
Title



_____
Notary Public

24/Feb/2021
24/Feb/2021 **GEORGINA DRUM**
168 PEMBROKE ROAD,
BALLSBRIDGE, DUBLIN 4.
Notary Public for the County and City of Dublin
Ireland.
Commissioned for Life

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

NOTES TO THE STATEMENT OF FINANCIAL CONDITION



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Goodbody Securities Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Goodbody Securities Incorporated's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 23, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

STATEMENT OF FINANCIAL CONDITION
As at 31st December 2020

	$
Assets	
Cash and cash equivalents	2,708,914
Prepayments	10,683
Accounts Receivable Customer	1,686
Federal Taxes Receivable	375
Total Assets	**2,721,658**
Liabilities	
Payable to related party	296,094
Accounts payable and other accrued expenses	31,741
Fail to receive	1,686
Taxes Payable	50
Total Liabilities	**329,571**
Stockholder's Equity	
Common stock, par value $0.01. Authorized 3,000 shares	
issued and outstanding 1 share at $0.01 per share	-
Additional paid in capital	2,057,000
Retained earnings	335,087
Total stockholder's equity	**2,392,087**
Total Liabilities and Stockholder's Equity	**2,721,658**

The accompanying notes are an integral part of these financial statements.

Notes to the Statement of Financial Condition December 31st, 2020

1. **General Information and Summary of Significant Accounting Policies**

   (a) **The Company**

   Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005. As of December 31st 2020, the Company was a wholly owned subsidiary of Ganmac Holdings (BVI) Ltd ("GANMAC"). GANMAC's primary shareholder is FEXCO Holdings which has a holding of 51%. GANMAC's other shareholder is the Goodbody Employee Benefit Trust ("EBT") which has a holding of 49%. The EBT holds shares on behalf of the employees of the Goodbody group.

   The Company is a U.S. registered broker-dealer with an office in Dublin, Ireland. GSI trades exclusively in non-US equity securities with institutional investors. The company also distributes third-party research created by Goodbody Stockbrokers, its Irish affiliate, to US investors. On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

   (b) **Basis of Preparation**

   These Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (c) **Revenue Recognition**

   Service income is earned from an agreement with GBS whereby the Company acts as an introducing intermediary broker-dealer in transactions between GBS and its US counterparties. The Company believes the performance obligation for providing this service is satisfied on a monthly basis for as long as the Company remains a registered broker-dealer in good standing.

   The Company also has an agreement with GBS to distribute independent third-party research produced by GBS to the Company's US institutional clients. The US institutional clients put a non-contractual value on this research and sends that value to the Company. The Company, per its agreement with GBS, retains a portion as its distribution fee.

   The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue recognition is determined through the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

   Revenue from contracts with customers includes service fee income from service arrangement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to the Statement of Financial Condition December 31ˢᵗ, 2020

1. General Information and Summary of Significant Accounting Policies (continued)

   (d) Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Income Taxes

   Provision for income taxes for the years ended December 31ˢᵗ, 2020
   includes the following amounts (the Company reports under the accrual method for tax purposes):

Current Taxes	$
Federal	9,104
City	25
State	25
Total Current	**9,154**
Deferred Tax	
	277
Total provision for income taxes	**9,432**

   The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses for financial reporting purposes that are not deductible for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets are due to start-up and organizational costs.

   A valuation allowance for deferred tax assets was not considered necessary at December 31ˢᵗ, 2020. Management believes it is more likely than not that the Company will fully realize the total deferred income tax asset as of December 31, 2020, based upon its expected future levels of taxable income. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

3. Cash and Cash equivalents

   The Company considers all highly-liquid instruments with original maturities of 3 months or less at the date of purchase to be cash equivalents.

Notes to the Statement of Financial Condition December 31st, 2020

4.   Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as defined. At December 31st, 2020, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $2,380,988 which was $2,130,988 in excess of its required net capital of $250,000.

5.   Related party transactions

GBS charges a fee for corporate overhead services. Service fee income is charged to GBS. For the year ended December 31, 2020, corporate overhead expenses and service fee income were $183,442 and $278,933 respectively. The Company has an agreement with GBS to distribute independent third-party research produced by GBS to the Company's US institutional clients. The Company receives a research services fee from GBS for providing this service. For the year ended December 31st, 2020, total research services fee income from GBS was $57,451.

At December 31st 2020, the Company had a net payable due to GBS of $296,094.

6.   Commitments and Contingencies

There were no commitments and contingencies at the year end.

7.   Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

8.   Subsequent Event

The Company has evaluated subsequent events occurring after the statement of financial condition date December 31, 2020, through the date these financial statements were issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.